Exhibit 99.1
Press release March 2, 2010 Strong underlying business performance Eksportfinans had a net interest income of NOK 1.5 billion in 2009. This was an increase of NOK 647 million compared to 2008. Disbursements of export related financing from Eksportfinans were historically high in 2009. Eksportfinans experienced a net profit excluding unrealized gains and losses of NOK 1.04 billion in 2009, compared to NOK 216 million in 2008. Export Lending New disbursements of export-related loans from Eksportfinans were historically high in 2009 with NOK 28.1 billion, compared to NOK 25.3 billion in 2008. The volume of outstanding export loans was NOK 81.4 billion at December 31, 2009, compared to NOK 80.4 billion at year-end 2008. Funding Eksportfinans successfully launched two benchmark transactions in the fourth quarter of 2009. On November 9, 2009 the company made its return to the USD public market by issuing a 5-year USD 1.5 billion bond. In addition, Eksportfinans launched its second CHF-transaction in 2009, for a total of CHF 225 million. Total new funding in 2009 amounted to NOK 69.3 billion through 1,023 individual trades, compared with NOK 97.3 billion and 836 trades in 2008. Results The total comprehensive income was negative NOK 1.46 billion in 2009 according to the international accounting standard IFRS. This negative result was due to the reversal of unrealized gains on Eksportfinans’ debt. The background is normalization in the international financial markets that led to a decline in international credit spreads during 2009. This in turn led to a reversal of the net unrealized gains in the fair value of Eksportfinans’ own debt which was booked in 2008 and the beginning of 2009. While Eksportfinans booked unrealized gains of NOK 4.9 billion on its own debt net of derivatives for the year 2008, the corresponding figure for 2009 was an unrealized loss of NOK 3.9 billion. As of December 31, 2009, there were still NOK 1.8 billion of unrealized gains which will be reversed as unrealized losses in future periods. These unrealized losses do not in any material way affect the company’s core capital. Based on the strong underlying business performance the Board of Directors proposes for the General Assembly a dividend payment of NOK 700 million. -The year 2009 was characterized by uncertainties following the financial crisis in the first half-year, which slowly returned to normality by the second half-year. Both the Norwegian and the international economy has been affected. In such a situation we are very pleased that Eksportfinans is able to maintain its role as a solid partner for our customers, as well as delivering strong underlying business performance, says President and CEO in Eksportfinans, Gisele Marchand.

EKSPORT FINANS
NORWAY

Key Figures:

All figures are for Eksportfinans ASA. This also applies for comparative figures, which are for the parent company of the former Eksportfinans Group (Kommunekreditt Norge AS is not consolidated). The comparable financial ratios are for the parent company Eksportfinans ASA and have not previously been publicly presented.

	The year 2009	The year 2008
New export lending	NOK 28.1 billion	NOK 25.3 billion
New funding	NOK 69.3 billion	NOK 93.7 billion
Total assets	NOK 225.3 billion	NOK 296.5 billion
Capital adequacy	13.3%	10.7%
Net interest income	NOK 1,470 million	NOK 823 million
Total comprehensive income*	(NOK 1,462 million)	NOK 3,378 million
Profit/(loss) for the period from continuing operations	(NOK 1,802 million)	NOK 3,314 million

**Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.*

The complete 4th quarter report for 2009 is available at www.eksportfinans.no

---

For further information, please contact:

President and CEO Gisele Marchand, tel: +47 41 51 74 89, e-mail: gma@eksportfinans.no
EVP Director of Staff/ Head of Communications Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.